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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO_______)*


                      Restaurant Teams International, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
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                         (Title of Class of Securities)

                                  761265-10-7
                                ---------------
                                 (Cusip Number)

                                 Curtis Swanson
                      Restaurant Teams International, Inc.
               911 N.W. Loop 281, Suite 11, Longview, Texas 75604
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                                 (903) 295-6800
          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 17, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

o The remained of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided on a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"" or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provision of the Exchange Act.

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Cusip No. 761265-10-7
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1.    NAME OF REPORTING PERSON

      W/F Investment Corp, a California corporation, and William O. Fleischman

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Not Applicable
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   [  ]                     (b) [  ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     W/F Investment Corp             State of California
     William O. Fleischman           United States Citizen
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NUMBER OF         7       SOLE VOTING POWER
SHARES                    10,780,908
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY          8       SHARED VOTING POWER
EACH                      0
REPORTING        ---------------------------------------------------------------
PERSON            9       SOLE DISPOSITIVE POWER
                          10,780,908
                 ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                          0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,780,908
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35%
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14.  TYPE OF REPORTING PERSON
     W/F INVESTMENT CORP        CO
     WILLIAM O. FLEISCHMAN      IN
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ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Restaurant Teams International, Inc., a Texas corporation (the "Company"). The principal executive office of the Company is located at 911 N.W. Loop 281, Suite 111, Longview, Texas 75604.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by W/F Investment Corp ("W/F"), a California corporation and William O. Fleischman ("Mr. Fleischman"), its principal shareholder. The principal business address of W/F and Mr. Fleischman is 1900 Avenue of the Stars, Suite 2410, Los Angeles, CA 90067. The principal business of W/F is investing for long-term gain. The principal business of Mr. Fleischman is President of W/F.

     During the past five years, neither W/F Investment Corp, Mr. Fleischman, or its officers and directors have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdictions a result of which such Company or person(s) was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On October 31, 2000, W/F entered into an agreement with Oxford Commercial Funding, LLC ("Oxford"), the holder of a secured note of and judgment against the Company (the "judgment"), by which W/F acquired all the rights, title and interest in the judgment.

     On October 31, 2000, W/F entered into an agreement with the Company by which W/F, in return for purchasing the judgment held by Oxford, was granted a right to convert the judgment into shares of common stock of the Company at a price per share equal to the lesser of a) the closing bid price on the day immediately preceding the agreement ($.09 per share) or b) the average closing bid price of RTIN stock for the five-

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day trading period immediately preceding the date of conversion, less a discount of 25%, considered to be a Beneficial Conversion Feature.

     W/F notified the Company on November 17, 2000 of its conversion of $400,000 of the current balance of the judgment of $522,899.79 into 10,680,908 shares of the common stock of the Company based upon a conversion factor of $.03745 per share.

ITEM 4.  PURPOSE OF TRANSACTION

     The shares of Common Stock owned by W/F were acquired for investment purposes. W/F intends to review its investment in the Company on a continuing basis and, depending upon price and availability of securities of the Company, subsequent developments affecting the Company, the Company business prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider increasing or decreasing the size of W/F's investment in the Company.

     Pursuant to the Agreement between W/F and the Company dated October 31, 2000, immediately following the execution of the agreement and the completion of the acquisition of the judgment from Oxford, W/F and the Company are to enter into a shareholder's agreement, by the terms of which the Company will elect a new board of directors, which will include two of its current members, two representatives of W/F and a fifth director to be selected by the four aforesaid individuals. The parties have not, as yet, executed such shareholder's agreement, although it is contemplated that an agreement will be signed shortly.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, W/F beneficially owns 10,780,908 of the outstanding shares of Common Stock. Such shares represent approximately 35.14% of the outstanding shares of Common Stock. W/F has the right to acquire additional shares of Common Stock of the Company through conversion of the remaining balance of the judgment during the ninety-day period after October 31, 2000.
     (b) By virtue of his controlling interest in W/F, William O. Fleischman has the power to vote or direct the vote of the securities owned by W/F. By virtue of his controlling interest in W/F, William O. Fleischman has the power to dispose or direct the disposition of the securities owned by W/F.
     (c) Neither W/F nor Mr. Fleischman have effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.
     (d) By virtue of his controlling interest in W/F, William O. Fleischman has the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH REPSECT TO SECURITIES OF THE ISSUER.

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          Other than as described in Items 3 and 5 above, there are no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS



EXHIBIT NO.                  DESCRIPTION
-----------                ---------------

  99.1 Agreement between the Company and W/F Investment Corp dated October 31, 2000
  99.2         Agreement between W/F Investment Corp and Oxford dated
               October 31, 2000



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.


Date:  November 21, 2000                W/F Investment Corp

                                        By: /s/  William O. Fleischman
                                            -----------------------------
                                            William O. Fleischman,
                                            Its Chief Executive Officer


                                             /s/ William O. Fleischman
                                             -----------------------------
                                             William O. Fleischman



                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
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  99.1         Agreement between the Company and W/F Investment Corp dated
               October 31, 2000

  99.2         Agreement between W/F Investment Corp and Oxford dated
               October 31, 2000